April 22, 2019

Michael Midgley
Chief Financial Officer
Coda Octopus Group, Inc.
9100 Conroy Windermere Road, Suite 200
Windermere, Florida 34786

       Re: Coda Octopus Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed February 1, 2019
           File No. 001-38154

Dear Mr. Midgley:

       We have reviewed your April 17, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 9, 2019 letter.

Form 10-K for the Fiscal Year Ended October 31, 2018

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 34

1. We have reviewed your response to prior comment 1 and it appears you concluded your disclosure controls and procedures (DCP) were effective because management discovered and corrected the errors to ensure the financial statements were prepared in accordance with GAAP. However, please reference the following statement in the fourth paragraph of Sections II.D of SEC Release 33-8238, which states that "disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles." Given your conclusion ICFR was ineffective and that conclusion overlaps
 Michael Midgley
Coda Octopus Group, Inc.
April 22, 2019
Page 2
         with the DCP conclusion per this portion of the SEC Release, your DCP would also be ineffective even though the errors were identified by management. Please amend to conclude disclosure controls and procedures were ineffective.
      You may contact Melissa Gilmore, Staff Accountant, at 202-551-3777 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Midgley                          Sincerely,
Comapany NameCoda Octopus Group, Inc.
                                                           Division of
Corporation Finance
April 22, 2019 Page 2                                      Office of
Transportation and Leisure
FirstName LastName